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                             November 9, 2020

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       999 3rd Avenue, Suite 3300
       Seattle, WA 98105

                                                        Re: Arrived Homes, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 30,
2020
                                                            File No. 024-11325

       Dear Mr. Frazier:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

       Offering Statement on Form 1-A

       Appraised Value, page 46

   1. We note your response to prior comment 6 and that you continue to refer to the valuation reports and now direct
investors to your website. If you cannot provide consents please remove the references
to the valuation reports. Otherwise, please provide us with a legal analysis showing how
you determined that you may disclose valuation reports without filing the consents
required by Item 17 of Form 1-A.
 Ryan Frazier
Arrived Homes, LLC
November 9, 2020
Page 2
Management Compensation, page 57

2. We note your response to prior comment 8; however, on page 57 you continue to state that you will reimburse the manager for compensation and expenses of your directors. Please revise or advise.
       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameRyan Frazier
                                                          Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                          Office of Real Estate
& Construction
November 9, 2020 Page 2
cc:       Paul C. Levites, Esq.
FirstName LastName